



06003027

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response.........12.00	

SECURITI   SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HILL STREET CAPITAL LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 EAST 56th STREET
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lorenzo D. Weisman   (212) 326-2601
                                                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALIBELLO & BRODER LLP
(Name – *if individual, state last, first, middle name*)

633 THIRD AVENUE, 13TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Lorenzo D. Weisman__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Hill Street Capital LLC__ , as

of __December 31__ , 20__05__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Member
Title

15th February 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILL STREET CAPITAL LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2005
With Independent Auditors' Report



Salibello & Broder LLP
Certified Public Accountants

CONTENTS

INDEPENDENT AUDITORS' REPORT

The Managing Members
Hill Street Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Hill Street Capital LLC (the "Company") as of December 31, 2005 and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hill Street Capital LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salibello & Broder LLP

February 8, 2006

HILL STREET CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Assets

Cash and equivalents	$ 326,423
Accounts receivable	359,499
Security deposit	50,526
Property and equipment, at cost less accumulated depreciation and amortization of $99,872	97,815
Prepaid expenses and other assets	39,045
	$ 873,308

Liabilities and Members' Capital

Liabilities:	
Accounts payable and accrued expenses	$ 181,578
Deferred taxes payable	8,455
Deferred rent	5,592
Total liabilities	195,625
Members' capital	677,683
	$ 873,308

The accompanying notes are an integral part of these financial statements.

HILL STREET CAPITAL LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Advisory fees	$ 4,815,507
Interest income	49,697
Total revenues	4,865,204
Expenses:	
Salaries and bonuses	3,070,328
Rent and utilities	358,108
Guaranteed payments to members	200,000
Professional fees	130,533
Employee benefits	108,260
Payroll taxes	106,266
Travel and lodging	47,562
Depreciation and amortization	39,428
Research fees	36,490
Furniture and equipment rental	32,618
Telephone	29,728
Meals and entertainment	26,965
Computer support	24,854
Temporary support	14,580
Office supplies	14,245
Office expenses	12,981
NASD and other regulatory fees	9,465
Payroll service fees	5,020
Printing and reproduction	3,860
Postage and messenger	2,981
Charitable contributions	2,500
Periodicals and subscriptions	1,421
Miscellaneous	1,800
Total expenses	4,279,993
Income before income taxes	585,211
Income taxes	32,780
Net income	$ 552,431

The accompanying notes are an integral part of these financial statements.

HILL STREET CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$	525,252
Distributions		(400,000)
Net income		552,431
Balance, December 31, 2005	$	677,683

HILL STREET CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income	$	552,431
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		39,428
Deferred rent		(2,397)
Loss on disposition of property and equipment		560
(Increase) decrease in operating assets:		
Accounts receivable		(282,181)
Prepaid expenses and other assets		(33,098)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		139,071
Deferred taxes payable		8,455
Net cash provided by operating activities		422,269
Cash flows from investing activities:		
Receipt of security deposit		50,526
Purchase of property and equipment		(2,314)
Net cash provided by investing activities		48,212
Cash flows from financing activities:		
Distributions		(400,000)
Net cash used in financing activities		(400,000)
Net increase in cash and cash equivalents		70,481
Cash and cash equivalents - beginning of year		255,942
Cash and cash equivalents - end of year	$	326,423

The accompanying notes are an integral part of these financial statements.

HILL STREET CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

Note 1 - Organization and nature of business

Hill Street Capital LLC (the "Company") is incorporated in the State of Delaware. The Company specializes in providing investment banking and related financial advisory and consulting services to domestic and foreign-based companies.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of National Association of Securities Dealers, Inc.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Revenue recognition

Under the terms of each investment banking and related financial advisory and consulting engagement, retainers (which are often but not always deductible against success fees) are recorded as revenue when billed pursuant to the terms of the engagement. Success fees from such engagements are also recorded as revenue when billed, usually when the underlying transaction is consummated. Reimbursements of amounts incurred on a client's behalf related to the above activities are not included in fee revenue but recorded as a reduction of client-related expenses.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Operating leases

The lease for the Company's office facilities includes an abatement of one month of base rent. The unamortized excess of the actual rent paid over rent expense is recorded as deferred rent in the Statement of Financial Condition.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Summary of significant accounting policies (cont'd)

Statement of cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents. Cash paid for income taxes for the year ended December 31, 2005 was $24,679. There were no amounts paid for interest for the year ended December 31, 2005.

Income taxes

The Statement of Income includes a provision for New York City Unincorporated Business Tax. Federal and state income taxes have not been provided since each member is individually liable for his own federal and state tax payments.

Deferred New York City Unincorporated Business Taxes are recorded on the difference between the financial statement and tax basis of assets and liabilities. The temporary differences which give rise to deferred taxes are accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses and deferred rent.

Income taxes consist of the following:

Current New York City Unincorporated Business Taxes	$24,325
Deferred New York City Unincorporated Business Taxes	8,455
	$32,780

Guaranteed Payments to Members

Guaranteed payments to members do not exceed reasonable compensation for services rendered and are accounted for as Company expenses.

Note 3 - Property and equipment

At December 31, 2005, property and equipment consists of the following:

Leasehold improvements	$ 122,611
Computer equipment	42,883
Other equipment	32,193
	197,687
Less: accumulated depreciation and amortization	99,872
	$ 97,815

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2005.

Note 5 - Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivables.

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company's uninsured cash balances totaled $226,423.

In the course of its business, the Company enters into engagements with domestic and international clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. Allowances relating to accounts receivable have not been provided for based upon the Company's periodic review.

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $130,798 which was $125,798 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.50 to 1.

Note 8 - Commitments

The Company has a lease agreement for its general office facilities located in New York City. The lease expires April 30, 2008.

The minimum annual rental commitments (exclusive of escalation clauses for real estate taxes and building operating expenses) are summarized as follows:

Year ending December 31,

For the year	Total
2006	$ 324,843
2007	324,843
2008	108,281
	$ 757,967

Rent expense amounted to $343,165 after a deduction of $10,000 reimbursement from sublease for the year ended December 31, 2005.

Note 9 - Limited liability company

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HILL STREET CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Allowable capital:	
Total members' capital	$ 677,683
Less non-allowable assets:	
Accounts receivable	359,499
Security deposit	50,526
Property and equipment, net	97,815
Prepaid expenses and other assets	39,045
	546,885
Net capital	$ 130,798
Aggregate indebtedness	$ 195,625
Minimum net capital required	$ 5,000
Excess net capital	$ 125,798
Ratio: Aggregate indebtedness to net capital	1.50 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

HILL STREET CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of
SEC Rule 15c3-3.

Salibello & Broder LLP
Certified Public Accountants

633 Third Avenue, New York, NY 10017
212-315-5000   Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Managing Members
Hill Street Capital LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Hill Street Capital LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications and comparisons.

2.   Recordation of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello + Broder LLP

February 8, 2006